                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549




                                  SCHEDULE 13D




                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)



                             Hughes Supply, Inc.
- ------------------------------------------------------------------------------
                              (Name of Issuer)


                   Common Stock, par value $1.00 per share
- ------------------------------------------------------------------------------
                       (Title of Class of Securities)


                                  444482103
    --------------------------------------------------------------------
                               (CUSIP Number)

James D. Davis, 2001 Park Place, Suite 320, Birmingham, Alabama 35203
 (205) 324-7681
- ------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                June 25, 1996
- ------------------------------------------------------------------------------
           (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3)or(4), check the following box. [ ]

Check the following box if a fee is being paid with this statement [  ].
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

                                                             13D
  CUSIP NO. 444482103                                                                PAGE  2  OF  17  PAGES
            ----------------------------                                                  ---    ----
   1  NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                James D. Davis


   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                             (a)
                                                                                             (b)     [x]
   3  SEC USE ONLY



   4  SOURCE OF FUNDS
                OO


   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)        [ ]

   6  CITIZENSHIP OR PLACE OF ORGANIZATION
        United States of America

                     7   SOLE VOTING POWER
                                    45,000


                     8   SHARED VOTING POWER
     NUMBER OF                      549,956
      SHARES               See Item 2 and Item 5 for a description
   BENEFICIALLY            of the manner in which these shares are held.
   OWNED BY EACH
                     9   SOLE DISPOSITIVE POWER
     REPORTING
                                    45,000
      PERSON
       WITH
                     10  SHARED DISPOSITIVE POWER
                                    549,956
                           See Item 2 and Item 5 for a description
                           of the manner in which these shares are held.


   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  594,956

         See Item 2 and Item 5 for a description of the manner in which the shares are held.


   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                       [ ]


   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  6.1%
         See Item 2 and Item 5 for a description of the manner in which these shares are held.



   14    TYPE OF REPORTING PERSON
                  IN

                                                             13D
  CUSIP NO.  444483103                                                               PAGE    3    OF    17    PAGES
            ----------------------------                                                  -------    --------

   1  NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                Houston Products & Machine, Inc.



   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                             (a)
                                                                                             (b)     [x]
   3  SEC USE ONLY



   4  SOURCE OF FUNDS
                OO


   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)        [ ]

   6  CITIZENSHIP OR PLACE OF ORGANIZATION
        Texas

                     7   SOLE VOTING POWER
                                    -0-

     NUMBER OF
                     8   SHARED VOTING POWER
      SHARES
                                    -0-
   BENEFICIALLY
   OWNED BY EACH
     REPORTING
                     9   SOLE DISPOSITIVE POWER
      PERSON
                                    -0-
       WITH

                     10  SHARED DISPOSITIVE POWER
                                    -0-

  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                -0-


  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                           [ ]

  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                0%


  14  TYPE OF REPORTING PERSON
                CO

                                                             13D
  CUSIP NO.  444482103                                                               PAGE    4    OF   17     PAGES
            ----------------------------                                                  -------    --------
   1  NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                Jemison Investment Co., Inc.


   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                             (a)
                                                                                             (b)     [x]
   3  SEC USE ONLY



   4  SOURCE OF FUNDS
                OO


   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)        [ ]

   6  CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

                     7   SOLE VOTING POWER
                                    549,956


     NUMBER OF       8   SHARED VOTING POWER
      SHARES                        -0-
   BENEFICIALLY
   OWNED BY EACH
                     9   SOLE DISPOSITIVE POWER
     REPORTING
                                    549,956
      PERSON
       WITH
                     10  SHARED DISPOSITIVE POWER
                                    -0-


  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                549,956


  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                          [ ]

  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                5.7%


  14  TYPE OF REPORTING PERSON
                CO

                                                             13D
  CUSIP NO. 444482103                                                                PAGE    5    OF   17     PAGES
            ----------------------------                                                  -------    --------
   1  NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                Multalloy, Inc. (New Jersey)



   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                             (a)
                                                                                             (b)     [x]
   3  SEC USE ONLY



   4  SOURCE OF FUNDS
                OO


   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)        [  ]

   6  CITIZENSHIP OR PLACE OF ORGANIZATION
        New Jersey

                     7   SOLE VOTING POWER
                                    -0-


     NUMBER OF       8   SHARED VOTING POWER
      SHARES                        -0-
   BENEFICIALLY
   OWNED BY EACH
                     9   SOLE DISPOSITIVE POWER
     REPORTING
                                    -0-
      PERSON
       WITH
                     10  SHARED DISPOSITIVE POWER
                                    -0-


  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                -0-


  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                          [  ]

  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                0%


  14  TYPE OF REPORTING PERSON
                CO

                                                             13D
  CUSIP NO.  444482103                                                               PAGE    6    OF   17     PAGES
            ----------------------------                                                  -------    --------
   1  NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                Multalloy, Inc. (Texas)



   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                             (a)
                                                                                             (b)     [x]
   3  SEC USE ONLY



   4  SOURCE OF FUNDS
                OO


   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)        [  ]

   6  CITIZENSHIP OR PLACE OF ORGANIZATION
        Texas

                     7   SOLE VOTING POWER
                                    -0-


     NUMBER OF       8   SHARED VOTING POWER
      SHARES                        -0-
   BENEFICIALLY
   OWNED BY EACH
                     9   SOLE DISPOSITIVE POWER
     REPORTING
                                    -0-
      PERSON
       WITH
                     10  SHARED DISPOSITIVE POWER
                                    -0-


  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             -0-


  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                          [  ]

  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                0%


  14  TYPE OF REPORTING PERSON
                CO

                                                             13D
  CUSIP NO.  444482103                                                               PAGE    7    OF   17     PAGES
            ----------------------------                                                  -------    --------
   1  NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                PVF Holdings, Inc.


   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                             (a)
                                                                                             (b)     [x]
   3  SEC USE ONLY



   4  SOURCE OF FUNDS
                OO


   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)        [  ]

   6  CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

                     7   SOLE VOTING POWER
                                    -0-


     NUMBER OF       8   SHARED VOTING POWER
      SHARES                        -0-
   BENEFICIALLY
   OWNED BY EACH
                     9   SOLE DISPOSITIVE POWER
     REPORTING
                                    -0-
      PERSON
       WITH
                     10  SHARED DISPOSITIVE POWER
                                    -0-


  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                -0-


  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                          [  ]

  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                0%


  14  TYPE OF REPORTING PERSON
                CO, HC

                                                             13D
  CUSIP NO.  444482103                                                               PAGE    8    OF   17     PAGES
            ----------------------------                                                  -------    --------
   1  NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                Southwest Stainless, Inc.


   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                             (a)
                                                                                             (b)     [x]
   3  SEC USE ONLY



   4  SOURCE OF FUNDS
                OO


   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)        [  ]

   6  CITIZENSHIP OR PLACE OF ORGANIZATION
        Texas

                     7   SOLE VOTING POWER
                                    -0-


     NUMBER OF       8   SHARED VOTING POWER
      SHARES                        -0-
   BENEFICIALLY
   OWNED BY EACH
                     9   SOLE DISPOSITIVE POWER
     REPORTING
                                    -0-
      PERSON
       WITH
                     10  SHARED DISPOSITIVE POWER
                                    -0-


  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                -0-


  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                          [  ]

  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                0%


  14  TYPE OF REPORTING PERSON
                CO

                          This Amendment No. 2 to Schedule 13D amends and
                 supplements the statements on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on April 8, 1996, and the Amendment No. 1 to the Schedule 13D filed with the SEC on May 31, 1996 (the "Amendment No. 1"), relating to the common stock, par value $1.00 per share, of Hughes Supply, Inc., a Florida corporation (the "Issuer"). Except as amended and supplemented herein, the information set forth in the originally filed Schedule 13D and the Amendment No. 1 remains true and correct in all material respects.

ITEM 2.  IDENTITY AND BACKGROUND.

                 On March 27, 1996, the Issuer entered into an Asset Purchase Agreement (the "Asset Agreement") with Jemison Investment Co., Inc., a Delaware corporation ("Jemison"), PVF Holdings, Inc., a Texas corporation ("PVF"), Southwest Stainless, Inc., a Texas corporation ("Southwest"), Multalloy, Inc., a New Jersey corporation ("Multalloy (NJ)"), Multalloy, Inc., a Texas corporation ("Multalloy (TX)"), and Houston Products & Machine, Inc., a Texas corporation ("Houston") (Southwest, Multalloy (NJ), Multalloy (TX) and Houston are hereinafter sometimes collectively referred to as the "Sellers" and sometimes individually as a "Seller") to acquire substantially all of the assets, properties and business of the Sellers, and to assume certain of Sellers' liabilities (the "Transaction"). The closing (the "Closing") of the transactions contemplated by the Agreement occurred on May 13, 1996 (the "Closing Date").

                 At the Closing, Issuer paid to the Sellers a base price of $93,000,000.00, which was paid as follows: (i) cash in the amount of $44,400,000.00; (ii) a note in the amount of $30,000,000.00; and (iii) the issuance of 669,956 shares of Issuer common stock, having an agreed upon value of $18,600,000.00, of which 334,978 shares were immediately placed into an escrow as security pending a post-closing adjustment to the purchase price based on the closing date net assets of the Sellers. The Issuer also assumed certain other liabilities of the Sellers. Following the closing, the base price will be increased or decreased (on a dollar for dollar basis) based on the difference between the book value of net assets acquired, adjusted for certain inventory and accounts receivable items, and an agreed upon book value amount. Any adjustment to the purchase price shall be paid 80% in cash and 20% in Issuer common stock at the agreed upon value. As a result, the number of Issuer shares received by Sellers or their successor in the Transaction (i.e., Jemison) may increase or decrease; provided, however, that in no event will the number of Issuer shares acquired by Sellers amount to more than 9.9% of the total outstanding shares of Issuer common stock.

                 Immediately following the Closing, Sellers collectively transferred 334,978 shares to PVF, which in turn transferred 120,000 shares of Issuer common stock to Jemison. Jemison then delivered 45,000 shares to James D. Davis and 75,000 shares to Michael L. Stanwood in partial consideration of the sale to Jemison of the shares of PVF common stock owned by each of them. On or about June 21, 1996, PVF caused the Sellers to be liquidated, and on or about June 25, 1996, Jemison caused PVF to be liquidated, resulting in all of the Issuer common stock received by Sellers in the Transaction being owned of record by Jemison (other than shares distributed to James D. Davis and Michael L. Stanwood).

                 In light of the foregoing, the entities discussed above at the time of the filing of the original Schedule 13D and the Amendment No. 1 may have been deemed to be a group for purposes of reporting beneficial ownership under Section 13(d) of the Securities Exchange Act of 1934. On or about June 21 and 25, 1996, Sellers and PVF respectively ceased to have any ownership interest in any Issuer common stock, and ceased to exist as corporate entities (except as may be necessary to wind up their affairs), thereby ceasing to be considered possible members of the group. James D. Davis, by virtue of his direct ownership of 45,000 shares of Issuer common stock and his relationship to Jemison and its subsidiaries described below, may be deemed to be a part of the group with Jemison. However, Mr. Davis disclaims membership in a group and beneficial ownership of the Issuer shares that are the subject of this statement, other than the 45,000 shares owned directly by him, and the filing of this statement shall not be construed as an admission that he is a member of a group or the beneficial owner of any of the securities covered by this statement other than those owned directly by him. Likewise, Jemison disclaims membership in a group and beneficial ownership of the Issuer shares that are the subject of this statement, other than the 549,956 shares owned directly by it, and the filing of this statement shall not be construed as an admission that it is a member of a group or the beneficial owner of any securities covered by this statement other than those owned directly by it. This statement is filed on behalf of all of the entities and individuals listed as Reporting Persons in the cover pages.

                 A.       James D. Davis is an executive officer and director of Jemison.
                          --------------

                 B.       Houston Products & Machine, Inc. was liquidated on or about June 21, 1996.
                          --------------------------------

                 E.       Multalloy, Inc. (NJ) was liquidated on or about June 21, 1996
                          --------------------

                 F.       Multalloy, Inc. (TX) was liquidated on or about June 21, 1996.
                          --------------------

                 G.       PVF Holdings, Inc.  was liquidated on or about June 25, 1996.
                          ------------------

                 H.       Southwest Stainless, Inc.  was liquidated on or about June 21, 1996.
                          -------------------------

ITEM 4.  PURPOSE OF TRANSACTION

                 The Issuer securities acquired by the Reporting Persons are being acquired for investment purposes. None of the persons identified in Item 2 above have any present plans or proposals to (a) acquire additional securities of the Issuer or to dispose of securities of the Issuer; (b) effect an extraordinary corporate transaction; (c) sell or transfer a material amount of the assets of the Issuer; (d) change the present board of directors or management of the Issuer; (e) change the present capitalization or dividend policy of the Issuer; (f) make any material change in the Issuer's business or corporate structure; (g) change the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Act"); or (j) take any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                 (a) As of the time of this statement, the Reporting Persons may be deemed to own beneficially in the aggregate the numbers and percentages of the Issuer's securities set forth opposite their names below (based upon the number of shares of Issuer securities that, according to the Issuer, were outstanding on July 19, 1996).




                 Name                                    Shares of Issuer Securities                    Percentage
                 ----                                    ---------------------------                    ----------
                 James D. Davis                                  594,956                                     6.1%
                 Houston Products &
                 Machine, Inc.                                         0                                       0
                 Jemison Investment
                 Co., Inc.                                       549,956                                     5.7
                 Multalloy, Inc. (New
                 Jersey)                                               0                                       0
                 Multalloy, Inc. (Texas)                               0                                       0
                 PVF Holdings, Inc.                                    0                                       0
                 Southwest Stainless, Inc.                             0                                       0

                 No other person named in Item 2 beneficially owns any shares of Issuer securities. Jemison may have the right to receive additional shares of Issuer securities as a result of the purchase price adjustment described in Item 2 above.

                 (b) There are 334,978 shares of Issuer securities currently held in an escrow for the benefit of Jemison. Furthermore, James D. Davis owns 45,000 shares of Issuer securities over which he has sole voting and dispositive power. As stated in Item 2 above, James D. Davis, by virtue of his direct ownership of 45,000 shares of Issuer securities and his relationship to Jemison and its subsidiaries described above, may be deemed to be a part of a group with Jemison, and, therefore, to have shared voting and dispositive power over the 549,956 shares of Issuer securities beneficially owned by Jemison, in addition to the 45,000 shares of Issuer securities directly owned by him. However, as stated in Item 2 above, Mr. Davis disclaims membership in a group and beneficial ownership of the Issuer securities that are the subject of this statement, other than the 45,000 Issuer shares directly owned by him. Likewise, as stated in Item 2 above, Jemison disclaims membership in a group and beneficial ownership of the Issuer securities that are subject of this statement, other than the 549,956 Issuer shares directly owned by it.



                 (c) The following table sets forth the transactions effected by each of the persons listed in Item 5(a) during the past 60 days.

                 Date                   # Of Shares            Transferred By         Transferred To            Price
                 ----                   -----------            --------------         --------------            -----
                 06/21/96               334,978                Sellers                PVF                         *
                 06/25/96               549,956                PVF                    Jemison                     *

                 * The shares transferred by Sellers to PVF on June 21, 1996 represent those shares that were held in escrow for the benefit of Sellers and were part of the liquidation of Sellers. The shares transferred by PVF to Jemison on June 25, 1996 were part of the liquidation of PVF.

                 (e) As of June 21, 1996 and June 25, 1996, Sellers and PVF, respectively, are no longer considered members of the group. Consequently, on June 21, 1996, and June 25, 1996 Sellers and PVF ceased to be beneficial owners of more than 5% of the Issuer securities. This Amendment No. 2 is, therefore, a final filing as to each of them. It is not, however, a final filing as to Jemison or as to James D. Davis as possible members of a group who have disclaimed membership therein.

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATE:  July 30, 1996                     /S/ JAMES D. DAVIS
                                         -------------------------------------
                                                    James D. Davis



         After reasonable inquiry and to the best of its knowledge and belief, the undersigned corporation certifies that the information set forth in this statement is true, complete and correct.


                                         HOUSTON PRODUCTS & MACHINE, INC.,
                                                  a Texas Corporation



DATE:  July 30, 1996                     /S/ J. DAVID BROWN, III
                                         -------------------------------------
                                              By J. David Brown, III
                                        Its Vice President & Assistant Secretary



         After reasonable inquiry and to the best of its knowledge and belief, the undersigned corporation certifies that the information set forth in this statement is true, complete and correct.

                                         JEMISON INVESTMENT CO., INC.,
                                            a Delaware corporation


DATE:  July 30, 1996                     /S/ J. DAVID BROWN, III
                                         -------------------------------------
                                             By J. David Brown, III
                                        Its Vice President & Assistant Secretary



         After reasonable inquiry and to the best of its knowledge and belief, the undersigned corporation certifies that the information set forth in this statement is true, complete and correct.


                                         MULTALLOY, INC.,
                                      a New Jersey corporation


DATE:  July 30, 1996                     /S/ J. DAVID BROWN, III
                                         -------------------------------------
                                                  By J. David Brown, III
                                        Its Vice President & Assistant Secretary

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned corporation certifies that the information set forth in this statement is true, complete and correct.



                                        MULTALLOY, INC.,
                                      a Texas corporation




DATE:  July 30, 1996                    /S/ J. DAVID BROWN, III
                                        --------------------------------------
                                           By J. David Brown, III
                                        Its Vice President & Assistant Secretary




         After reasonable inquiry and to the best of its knowledge and belief, the undersigned corporation certifies that the information set forth in this statement is true, complete and correct.

                                        PVF HOLDINGS, INC.,
                                      a Delaware corporation



DATE:  July 30, 1996                    /S/ J. DAVID BROWN, III
                                        --------------------------------------
                                                By J. David Brown, III
                                        Its Vice President & Assistant Secretary



         After reasonable inquiry and to the best of its knowledge and belief, the undersigned corporation certifies that the information set forth in this statement is true, complete and correct.

                                        SOUTHWEST STAINLESS, INC.,
                                           a Texas corporation



DATE:  July 30, 1996                     /S/ J. DAVID BROWN, III
                                         --------------------------------------
                                               By J. David Brown, III
                                        Its Vice President & Assistant Secretary

                                   EXHIBIT 1

                                   AGREEMENT


         The undersigned hereby states and agrees that the attached Amendment No. 2 to Schedule 13D to be filed with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, is being filed on behalf of the undersigned.


Date:    July 30, 1996
                                         /S/ JAMES D. DAVIS
                                         -------------------------------------
                                                      James D. Davis

                                   AGREEMENT


         The undersigned corporation hereby states and agrees that the attached Amendment No. 2 to Schedule 13D to be filed with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, is being filed on behalf of the undersigned corporation.


Date:    July 30, 1996
                                         HOUSTON PRODUCTS & MACHINE, INC.,
                                                 a Texas corporation


                                         /S/ J. DAVID BROWN, III
                                         -------------------------------------
                                                 By J. David Brown, III
                                         Its Vice President & Assistant
                                         Secretary


                                   AGREEMENT


         The undersigned corporation hereby states and agrees that the attached Amendment No. 2 to Schedule 13D to be filed with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, is being filed on behalf of the undersigned corporation.


Date:    July 30, 1996
                                         JEMISON INVESTMENT CO., INC.,
                                             a Delaware corporation


                                         /S/ J. DAVID BROWN, III
                                         -------------------------------------
                                             By J. David Brown, III
                                         Its Vice President & Assistant
                                         Secretary

                                   AGREEMENT

         The undersigned corporation hereby states and agrees that the attached Amendment No. 2 to Schedule 13D to be filed with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, is being filed on behalf of the undersigned corporation.


Date:    July 30, 1996
                                         MULTALLOY, INC.,
                                      a New Jersey corporation



                                         /S/ J. DAVID BROWN, III
                                         -------------------------------------
                                            By J. David Brown, III
                                         Its Vice President & Assistant
                                         Secretary


                                   AGREEMENT

         The undersigned corporation hereby states and agrees that the attached Amendment No. 2 to Schedule 13D to be filed with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, is being filed on behalf of the undersigned corporation.


Date:    July 30, 1996
                                         MULTALLOY, INC.,
                                      a Texas corporation



                                         /S/ J. DAVID BROWN, III
                                         -------------------------------------
                                            By J. David Brown, III
                                         Its Vice President & Secretary

                                   AGREEMENT

         The undersigned corporation hereby states and agrees that the attached Amendment No. 2 to Schedule 13D to be filed with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, is being filed on behalf of the undersigned corporation.


Date:    July 30, 1996
                                         PVF HOLDINGS, INC.,
                                       a Delaware corporation



                                         /S/ J. DAVID BROWN, III
                                         -------------------------------------
                                               By J. David Brown, III
                                         Its Vice President & Assistant
                                         Secretary

                                   AGREEMENT

         The undersigned corporation hereby states and agrees that the attached Amendment No. 2 to Schedule 13D to be filed with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, is being filed on behalf of the undersigned corporation.


Date:    July 30, 1996
                                         SOUTHWEST STAINLESS, INC.,
                                            a Texas corporation



                                         /S/ J. DAVID BROWN, III
                                         -------------------------------------
                                            By J. David Brown, III
                                         Its Vice President & Assistant
                                         Secretary